June 7, 2006

Mr. Brian Cascio
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
Washington, D.C. 20549

Re:	Amphenol Corporation
Form 10-K for the fiscal year ended December 31, 2005
Filed March 16, 2006
Amendment No. 1 to Form 10-K filed March 22, 2006 and Amendment No. 2 to Form 10-K filed March 24, 2006
File No. 001-10879

Dear Mr. Cascio,

Following is Amphenol Corporation’s response to the comment of the Staff of the Securities and Exchange Commission set forth in your letter to Diana G. Reardon dated May 31, 2006. For the convenience of the Staff, the Staff’s comment is reproduced and is followed by the response of Amphenol.

Amendment No. 1 and Amendment No. 2 to the Form 10-K for the fiscal year ended December 31, 2006

Item 8. Financial Statements and Supplementary Data

Comment 1:  We note that you amended your Form 10-K to include the audit report with the appropriate signature. Please file an amendment that includes the entire section of Item 8 as required by Regulation S-X.

Amphenol’s Response:

In response to the Staff’s Comment, Amphenol has today filed Amendment No. 3 to its Form 10-K to include with the signed audit reports the entire sections of Item 8 and Item 15 of the Form 10-K.

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If you would like to discuss Amphenol’s response to the Comment or if you would like to discuss any other matters, please contact the undersigned at 203-265-8625.

Sincerely,

/s/ Craig A. Lampo
Vice President and Corporate Controller
CC:	Praveen Kartholy
Diana G. Reardon
Edward C. Wetmore
David P. Falck